SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 1997
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from
to

Commission file number 1-9779

NIPSCO INDUSTRIES, INC.
EMPLOYEE STOCK PURCHASE PLAN
(Full title of plan)

NIPSCO INDUSTRIES, INC.
(Issuer of the Securities)

801 East 86th Avenue, Merrillville, Indiana 46410
(Address of Principal Executive Office)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To the Plan Administrator of the NIPSCO Industries, Inc.
  Employee Stock Purchase Plan:

     We have audited the accompanying balance sheet of the NIPSCO Industries, Inc. Employee Stock Purchase Plan as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the NIPSCO Industries, Inc. Employee Stock Purchase Plan as of December 31, 1997 and 1996, and the income and changes in plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Chicago, Illinois
March 25, 1998

NIPSCO Industries, Inc.
Employee Stock Purchase Plan
Balance Sheet
                                                                    December 31,
                                                              _______________________
                                                                 1997         1996
                                                              ==========   ==========
ASSETS
Employee contributions receivable
  (Note 1d and 2b)                                            $  160,027   $  169,507
                                                              ==========   ==========
LIABILITIES AND PLAN EQUITY
Amounts payable for purchases of
  common shares                                               $  160,027   $  169,507
Plan Equity                                                            0            0
                                                              __________   __________
    Total Liabilities and Plan Equity                         $  160,027   $  169,507
                                                              ==========   ==========

The accompanying notes to financial statements are an integral part of these statements.


NIPSCO Industries, Inc.
Employee Stock Purchase Plan
Statements of Income and Changes in Plan Equity

                                                              Year Ended December 31,
                                                        __________________________________
                                                           1997         1996         1995
                                                        ==========   ==========   ==========
Plan Equity, Beginning of Year                          $        0   $        0   $        0

Increases (Decreases) during
  the year:
    Employee contributions                                 621,944      604,779      549,090
      (Notes 1d and 2b)
    Employer contributions                                  69,658       78,307       60,327
      (Note 2b)
    Purchases of common shares                            (696,578)    (783,074)    (603,269)
      (Note 1e)
    Refunds to participants                                 (4,504)      (4,204)     (13,896)
    Change in amounts payable for
      purchases of common shares                             9,480      104,192        7,748
                                                        __________   __________   __________

Plan Equity, End of Year                                $        0   $        0   $        0
                                                        ==========   ==========   ==========

The accompanying notes to financial statements are an integral part of these statements.

NIPSCO Industries, Inc.
Employee Stock Purchase Plan
Notes to Financial Statements

     (1) DESCRIPTION OF THE PLAN The following brief description of the NIPSCO Industries, Inc. (Industries) Employee Stock Purchase Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a) General - The Plan was established on October 27, 1964, when it was adopted by Northern Indiana Public Service Company's (Northern Indiana) Board of Directors and became effective on December 15, 1964. Effective March 3, 1988, the Plan was assumed by Industries and amended to allow participation by eligible employees of Industries and certain of its subsidiaries as designated by the Board of Directors of Industries. It is designed to provide a convenient means by which eligible employees may save regularly through voluntary, systematic payroll deductions and use such savings to purchase common shares without par value (Common Shares) of Industries,at less than the market price.

     (b) Plan Administration - The Controller of Northern Indiana is the administrator of the Plan and makes such rulings or interpretations as are necessary in its operation. Northern Indiana bears all the costs of administering and carrying out the Plan.

     (c) Eligibility - Only employees who have one or more years of service with Industries, or any participating subsidiary, are eligible to participate in the Plan. Part-time employees whose customary employment is twenty hours or less per week and five months or less per calendar year, or employees whose customary employment is for less than six months in any calendar year are not eligible to participate. There were 447, 515 and 540 active participants in the Plan as of December 31, 1997, 1996 and 1995, respectively.

     (d) Employee Contributions - Prior to October 23, 1995, an eligible employee could authorize payroll deductions in any full dollar amount, not less than $7 per regular pay period and not more than 10 percent of the employee's regular rate of pay for a regular pay period. Effective October 23, 1995, an eligible employee may authorize payroll deductions in any full dollar amount, not less than $10 per regular pay period but not more than $20,000 per calendar year.

     An eligible employee may enter the Plan at the beginning of any month by signing and delivering to NIPSCO Shareholder Services, upon fifteen days advance notice, an authorization for payroll deductions for the purchase of Common Shares. Such authorization must state (a) the amount to be deducted regularly from each pay check, (b)authority to issue the Common Shares in each savings period, and (c) the exact name or names in which the Common Shares are to be issued. The stock certificates for Common Shares purchased under the Plan may be issued in the employee's name, or, if so designated by the employee, in his or her name and the name of another person, as joint tenants with the right of survivorship, or in a trust arrangement. Payroll deductions can be changed only at the beginning of any month upon fifteen days advance notice.

     For purposes of the Plan, the savings periods are the periods during which participants accumulate savings for the purchase of Common Shares under the Plan. Each savings period includes all paydays within that period. Interest is not paid on payroll deductions while held by the applicable employer for a participant's account under the Plan. Prior to October 23, 1995, savings periods were the six month periods from January 1 to June 30 and July 1 to December 31. Effective October 23, 1995, the Plan was amended to change the savings periods to three month periods from January 1 to March 31; April 1 to June 30; July 1 to September 30; and October 1 to December 31; inclusive.

    (e) Purchases of Common Shares - Prior to October 23, 1995, a participant who purchased Common Shares under the Plan could purchase as many full shares as was determined by dividing the amount of accumulated savings for the entire savings period by the purchase price per share for such savings period. Effective October 23, 1995, a participant who purchases Common Shares under the Plan will purchase as many full or fractional shares as is determined by dividing his or her accumulated savings for the entire savings period by the purchase price per share for such savings period. The purchase price per share to participants is 90% of the closing market price of Common Shares on the New York Stock Exchange on the last trading day of the savings period.

     (f) Refunds and Withdrawals - A participant who does not wish to purchase Common Shares in any savings period must give written notice to NIPSCO Shareholder Services at least seven business days prior to the purchase date on which the participant wishes to terminate. In such event, all funds credited to the participant under the Plan will be returned as soon as practicable, and no further payroll deductions will be made during that savings period.

     A participant may withdraw from the Plan at any time upon seven days advance notice and reenter the Plan at the beginning of any month on fifteen days advance notice. Withdrawal shall be made by proper notification to NIPSCO Shareholder Services. Funds credited to the account of a participant not already used or unconditionally committed to the purchase of Common Shares will be returned to the participant as soon as practicable after notice of withdrawal is received. The participant will also receive either a certificate for all full Common Shares held in his or her account or at his or her request a check for such Common Shares. The participant will also receive a check for any fractional share held in his or her account. The cash value of Common Shares will be the average price on the day of sale multiplied by the number of shares sold, less fees and commissions.

     (g) Termination of Participation - Participation in the Plan terminates if the participant's employment is terminated because of retirement, resignation, discharge, death or any other reason. In such event, all funds of the participant under the Plan not already used or unconditionally committed for the purchase of Common Shares will be refunded as soon as practicable. The participant or his or her legal representative will receive either a certificate for all full Common Shares held in his or her account or at his or her request, a check for such Common Shares. The participant or his or her legal representative will also receive a check for the cash and any fractional share held in his or her account. The cash value of the Common Shares will be the average price on the day of sale multiplied by the number of shares sold, less fees and commissions.

     (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (a) Method of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting.

     (b) Contributions - Employee contributions receivable represents amounts due as of December 31, 1997 and 1996, under the terms of the Plan agreement. Employer contributions are reflected as 10% of the purchase price of Common Shares in the accompanying financial statements when the Common Shares are purchased.

     (c) Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from the estimates.

     (3) INCOME TAX STATUS The Plan is not qualified under Section 401(a) of the Internal Revenue Code. No Federal income tax is imposed when a participant purchases shares under the Plan. When a participant sells or otherwise disposes of shares purchased under the Plan, Federal income tax considerations differ, depending on the length of time the shares were held. A participant must notify his or her employer if any Common Shares purchased under the Plan are disposed of within two years from the date of grant of the right to purchase or one year from the date of purchase. Any dividends received by a participant must be reported as taxable income.

     (4) TERMINATION OR AMENDMENT OF PLAN Industries reserves the right to modify, suspend or terminate the Plan, by action of its Board of Directors as of the beginning of any Savings Period. Notice of suspension, modification or termination will be given to all participants. Upon termination of the Plan for any reason, the cash then credited to the participant's account, if any, a certificate for all full Common Shares held in the participant's Plan Account and the cash value of any fractional share shall be distributed promptly to the participant.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Controller of Northern Indiana Public Service Company, who administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


NIPSCO INDUSTRIES, INC.
EMPLOYEE STOCK PURCHASE PLAN
(Name of Plan)

BY:     /s/ David J. Vajda
        Controller
        Northern Indiana Public Service Company

Date:   March 25, 1998